Drinks Americas Holdings, Ltd.
                                372 Danbury Road
                                Wilton, CT 06897


                                                                April 27, 2007

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20649
Attention: John Reynolds, Assistant Director

         RE:  Drinks Americas Holdings, Ltd. (the "Company");
              Form SB-2 of the Company (the "SB-2"),
              File No. 333-141395, originally filed March 19, 2007 and Amendment No. 1 to Form SB-2 filed April 23, 2007.

Dear Mr. Reynolds:

         On April 25, 2007, we filed with the Securities and Exchange Commission (the "SEC"), a request that the SEC declare the Company's above-referenced Registration Statement on Form SB-2 to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended. Based on our counsel's, Joseph Cannella's, conversation with Ms. Tia Jenkins, we hereby withdraw our request that the above-referenced Registration Statement be declared effective by the SEC.


                                           Very truly yours,

                                           DRINKS AMERICAS HOLDINGS, LTD.

                                           By: /s/ J. Patrick Kenny
                                           ------------------------------------
                                           J.Patrick Kenny,
                                           Chief Executive Officer